

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 2, 2016

Jeffrey S. Sloan
Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

> **Re:** **Global Payments Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed July 28, 2016**
> **File No. 1-16111**

Dear Mr. Sloan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ William H. Thompson

                William H. Thompson
                Accounting Branch Chief
                Office of Consumer Products

cc: David M. Sheffield, Senior Vice President and Chief Accounting Officer